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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Graphic Packaging Corporation (Name of Issuer)

Common Stock, $0.01 par value per share (Title of Class of Securities)

388688 10 3 (CUSIP Number)

Jennings J. Newcom, Esq. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 (303) 892-9400	Jeffrey H. Coors c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80403 (303) 277-3497
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Adolph Coors, Jr. Trust, dated September 12, 1969

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		2,800,000(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		2,800,000(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,800,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 1.4%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Grover C. Coors Trust, dated August 7, 1952

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		51,211,864(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		51,211,864(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,211,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 25.7%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Herman F. Coors Trust, dated July 5, 1946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,435,000(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,435,000(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,435,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
May Kistler Coors Trust, dated September 24, 1965

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,726,652(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,726,652(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,726,652

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Augusta Coors Collbran Trust, dated July 5, 1946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,015,350(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,015,350(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Bertha Coors Munroe Trust, dated July 5, 1946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,140,490(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,140,490(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,140,490

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Louise Coors Porter Trust, dated July 5, 1946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		920,220(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		920,220(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
920,220

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Joseph Coors Trust, dated December 14, 1988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		250,000(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		250,000(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Janet H. Coors Irrevocable Trust FBO Frances M. Baker, dated July 27, 1976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		59,356(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		59,356(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,356

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin, dated July 27, 1976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		59,354(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		59,354(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin, dated July 27, 1976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		59,354(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		59,354(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a trust.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Jeffrey H. Coors

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		500(1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		64,009,405(2)(3)(4)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,782,936(1)(2)(5)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,780,081(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,000,629(1)(2)(3)(4)(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 31.8%(7)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Amount includes 500 shares held by Jeffrey H. Coors Family Ltd.

(2)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has shared voting power over 64,009,405 shares and is deemed to beneficially own 61,747,379 shares of Company's Common Stock. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(3)
Amount includes 1,726,652 shares of Company Common Stock held by the May Kistler Coors Trust dated September 24, 1965.

(4)
Amount includes 53,429 shares held by Reporting Person in joint tenancy with spouse and 1,603,489 options that are currently exercisable.

(5)
Amount does not include 386,885 shares of restricted stock.

(6)
Amount includes 30,000 shares held by spouse.

(7)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act")

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
William K. Coors

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		63,979,405(1)(2)(3)(4)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		5,638(1)(2)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,880,343(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,372,278(1)(2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 31.3%(5)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has shared voting power over 63,979,405 shares and is deemed to beneficially own 62,212,949 shares of Company Common Stock. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
Amount includes 5,638 shares of Company Common Stock subject to options currently exercisable.

(3)
Amount includes 153,691 shares held by Reporting Person in joint tenancy with spouse.

(4)
Amount includes 1,726,652 shares of Company Common Stock held by the May Kistler Coors Trust.

(5)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act")

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
John K. Coors

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,729,063(1)(2)(3)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,635(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,727,428(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,729,063(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(4)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
Amount includes 776 shares held by Reporting Person in joint tenancy with spouse.

(3)
Amount includes 1,726,652 shares of Company Common Stock held by the May Kistler Coors Trust.

(4)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Joseph Coors, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,754,717(1)(2)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		28,065(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,726,652(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,754,717(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(3)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
Amount includes 1,726,652 shares of Company Common Stock held by the May Kistler Coors Trust dated September 24, 1965.

(3)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Peter H. Coors

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,735,726(1)(2)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		9,074(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,726,652(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,735,726(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(3)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
Amount includes 1,726,652 shares of Company Common Stock held by the May Kistler Coors Trust dated September 24, 1965.

(3)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Darden K. Coors

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		22,392(1)(2)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,392(1)(2)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,392(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(3)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
Amount includes 3,638 shares of Company Common Stock subject to options currently exercisable.

(3)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Adolph Coors Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		857,744(1)
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		857,744(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
857,744

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
00(3)

(1)
Pursuant to the Stockholders Agreement described in Item 6, Reporting Person has designated and appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors to perform all Reporting Person's obligations under the Stockholders Agreement, including, but not limited to Reporting Person's obligations with respect to the election of directors and a business combination involving the Company. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.

(2)
This percentage is calculated based on 199,444,048 shares of Company Common Stock outstanding as of August 8, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").

(3)
The Reporting Person is a foundation.

Item 1. Security and Company.

        The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Company Common Stock"), of Graphic Packaging Corporation, a Delaware corporation formerly named Riverwood Holding, Inc. (the "Company"). The principal executive offices of the Company are located at 814 Livingston Court, Marietta, Georgia 30067.

Item 2. Identify and Background.

This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to the Company Common Stock described in this Schedule 13D: the Adolph Coors, Jr. Trust, dated September 12, 1969 ("the Adolph Coors, Jr. Trust"); the Grover C. Coors Trust, dated August 7, 1952 (the "Grover C. Coors Trust"); the Herman F. Coors Trust, dated July 5, 1946 (the "Herman F. Coors Trust"); the May Kistler Coors Trust, dated September 24, 1965 (the "May Kistler Coors Trust"); the Augusta Coors Collbran Trust, dated July 5, 1946 (the "Augusta Coors Collbran Trust"); the Bertha Coors Munroe Trust, dated July 5, 1946 (the "Bertha Coors Munroe Trust"); the Louise Coors Porter Trust, dated July 5, 1946 (the "Louise Coors Porter Trust"); the Joseph Coors Trust, dated December 14, 1988 (the "Joseph Coors Trust"); the Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin, dated July 27, 1976 (the "Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin"); the Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin, dated July 27, 1976 (the "Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin"); Janet H. Coors Irrevocable Trust FBO Frances M. Baker, dated July 27, 1976 (the "Janet H. Coors Irrevocable Trust FBO Frances M. Baker"); the Adolph Coors Foundation; William K. Coors; Joseph Coors, Jr.; Jeffrey H. Coors; Peter H. Coors; John K. Coors; and Darden K. Coors (collectively, the "Reporting Persons").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1).

The Reporting Persons are filing this Schedule 13-D because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the 1934 Act, with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of the Company Common Stock beneficially owned by any other Reporting Person or any other person.

  A.
  Trusts

Name	Principal Place of Business	State of Organization	Principal Business	Trustees
Adolph Coors, Jr. Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors J. Bradford Coors Melissa E. Coors
Grover C. Coors Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Joseph Coors, Jr. Jeffrey H. Coors Peter H. Coors John K. Coors
Herman F. Coors Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Joseph Coors, Jr. Jeffrey H. Coors Peter H. Coors John K. Coors Darden K. Coors
May Kistler Coors Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Joseph Coors, Jr. Jeffrey H. Coors Peter H. Coors John K. Coors

Augusta Coors Collbran Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Joseph Coors, Jr. Jeffrey H. Coors Peter H. Coors John K. Coors
Bertha Coors Munroe Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Joseph Coors, Jr. Jeffrey H. Coors Peter H. Coors John K. Coors
Louise Coors Porter Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Joseph Coors, Jr. Jeffrey H. Coors Peter H. Coors John K. Coors
Joseph Coors Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Joseph Coors, Jr. Jeffrey H. Coors Peter H. Coors
Janet H. Coors Trust FBO Frank E. Ferrin	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors
Janet H. Coors Trust FBO Joseph J. Ferrin	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors
Janet H. Coors Trust FBO Frances M. Baker	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors

None of the above named trusts has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

  B.
  Foundation

Name	Principal Place of Business	State of Organization	Principal Business	Board of Trustees
Adolph Coors Foundation	4100 E. Mississippi Avenue Suite 1850 Denver, Colorado 80246	Colorado	Charitable giving	William K. Coors, Jeffrey H. Coors, Peter H. Coors, Holland Coors, Robert G. Windsor

The foundation has not during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

  C.
  Natural Persons

Each of the following individuals is a trustee of one or more of the trusts identified in Item 2, subsection A, or of the foundation identified in Item 2, subsection B. In addition, pursuant to Rule 13d-3, each of the trustees of the May Kistler Coors Trust may be deemed to beneficially own 1,726,652 shares of the Company Common Stock held in that trust. Each trustee disclaims beneficial ownership of the shares of the Company Common Stock held by that trust. Some of these individuals also are direct beneficial owners of the Company Common Stock.

Name	Business Address	Present Principal Occupation
Darden K. Coors	c/o Herman F. Coors Trust 81 Hall Street Concord, New Hampshire 03301	Attorney
J. Bradford Coors*	c/o Adolph Coors Company 311 10th Street, Mail #BC400 Golden, Colorado 80401	General Manager of Adolph Coors Company ("Coors"), a holding company for beer and other consumer beverage manufacturing businesses.
Jeffrey H. Coors	c/o Graphic Packaging Corporation 814 Livingston Court Marietta, Georgia 30067	Executive Chairman of the Company.
John K. Coors	c/o CoorsTek, Inc. 16000 Table Mountain Parkway Golden, Colorado 80403	Chairman, Chief Executive Officer, President and director of CoorsTek, Inc.
Joseph Coors, Jr.	c/o CoorsTek, Inc. 16000 Table Mountain Parkway Golden, Colorado 80403	Retired.
Melissa E. Coors*	c/o Coors Brewing Company 311 10th Street, Mail #NH495 Golden, Colorado 80401	Denver Venue Manager for Coors Brewing Company ("Coors Brewing"), a brewery and subsidiary of Coors.
Peter H. Coors	c/o Adolph Coors Company 311 10th Street, Mail #NH300 Golden, Colorado 80401	Chief Executive Officer, President, and a director of Coors; Chairman of Coors Brewing.
William K. Coors	c/o Adolph Coors Company 311 10th Street, Mail #NH311 Golden, Colorado 80401	Director Emeritus of the Company and Chairman of the Board of Coors.
Holland Coors*	4100 E. Mississippi Avenue Suite 1850 Denver, Colorado 80246	Founder of Women of Our Hemisphere Achieving Together and former Ambassador.
Robert G. Windsor*	4100 E. Mississippi Avenue Suite 1850 Denver, Colorado 80246	Episcopalian Minister.

*
Information regarding such person is provided because the person is a trustee of one or more trusts and/or the Adolph Coors Foundation.

None of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

All of the above named persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        On March 25, 2003, Riverwood Holding, Inc. ("Riverwood"), Graphic Packaging International Corporation ("GPIC") and Riverwood Acquisition Sub LLC, a wholly owned subsidiary of Riverwood ("Acquisition Sub"), entered into the Agreement and Plan of Merger, as amended by an Amendment No. 1, dated as of July 11, 2003 (the "Merger Agreement"), providing, among other things, for the merger of GPIC with and into Acquisition Sub, with Acquisition Sub continuing as the surviving company (the "Merger"). The Merger Agreement was approved by the stockholders of GPIC on August 7, 2003, and the Merger was consummated on August 8, 2003. Pursuant to the terms of the Merger Agreement, on August 8, 2003, Riverwood filed a Certificate of Merger with the Secretary of State of Delaware ("Closing Date"), and the Merger was effective as of the filing of such certificate

("Effective Time"). On June 6, 2003, the board of directors of Riverwood approved the name change of Riverwood to Graphic Packaging Corporation.

        Prior to the completion of the Merger, Riverwood entered into a rights agreement, containing customary terms and conditions for a stockholder rights plan, and designated 500,000 shares of Riverwood preferred stock as Series A junior participating preferred stock, such shares to be reserved for issuance upon the exercise of the rights.

        At the completion of the Merger, each share of GPIC common stock, par value $0.01, issued and outstanding immediately before the completion of the Merger, together with the associated rights issued under the GPIC stockholder rights plan, but excluding shares of GPIC common stock owned by Riverwood, GPIC, or any of their respective subsidiaries, was converted into one share of Company Common Stock of Riverwood and associated rights issued under the stockholder rights plan.

        In connection with the Merger, the Reporting Persons, CDR Fund V, EXOR Group S.A. ("Exor"), and Riverwood entered into a Stockholders Agreement, dated as of March 25, 2003, as amended by an Amendment No. 1, dated as of April 29, 2003, and by an Amendment No. 2, dated as of June 12, 2003 (the "Stockholders Agreement"), relating to nominees for the Company's board of directors, class allocation, committee membership, and business combinations. In addition, Riverwood, The 1818 Fund II, L.P., HWH Investment Pte. Ltd, J.P. Morgan Partners (BHCA), L.P., First Plaza Group Trust, Madison Dearborn Capital Partners, L.P., Wolfensohn-River LLC (collectively, the "Other Riverwood Stockholders"), the Reporting Persons, CDR Fund V, and Exor entered into the Amended and Restated Registration Rights Agreement, dated as of March 25, 2003 (the "Registration Rights Agreement"), providing those stockholders with the right to request registration of their Company Common Stock or participate in registered offerings by the Company under certain circumstances. This Schedule 13D describes the Stockholders Agreement and the Registration Rights Agreement in Item 6.

        The Merger Agreement, the Stockholders Agreement, and the Registration Rights Agreement (collectively, the "Agreements") are incorporated by reference hereto as Exhibits 99.3, 99.4, 99.5, respectively, and are incorporated into this Item 3 by reference. Any summary of these documents and agreements and the transactions described in this Schedule 13D is qualified in its entirety by the complete text of the Agreements.

Item 4. Purpose of Transaction.

        The Reporting Persons acquired the Company Common Stock for investment purposes. The Reporting Persons retain the right to change their investment intent. The Reporting Persons pursue an investment objective that seeks capital appreciation. The Reporting Persons will continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

        Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5. Interest in Securities of the Company.

        With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person's cover page. The Reporting Persons beneficially own, in the aggregate, 64,009,905 shares of the Company Common Stock, or 31.8% of the Company Common Stock calculated based on 199,444,408 shares of Company Common Stock outstanding as of August 8, 2003.

        By virtue of the Stockholders Agreement, the Reporting Persons, the CDR Fund V, and Exor may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, the Reporting Persons, CDR Fund V, and Exor may be deemed to beneficially own the Company Common Stock beneficially owned by the members of the group as a whole. If deemed a group, Reporting Persons together with CDR Fund V and Exor would be deemed to beneficially own, in the aggregate, 132,454,905 shares of Company Common Stock, or 65.9% of the Company Common Stock calculated based on 199,444,408 shares of Company Common Stock outstanding as of August 8, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company.

        The responses to Items 3 and 4 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

        William K. Coors; Joseph Coors, Jr.; Jeffrey H. Coors; Peter H. Coors; John K. Coors; Darden K. Coors; J. Bradford Coors; and Melissa E. Coors presently serve or in the past served as trustees of one or more of the Adolph C. Coors, Jr. Trust; the Grover C. Coors Trust; the Herman F. Coors Trust; the May Kistler Coors Trust; the Augusta Coors Collbran Trust; the Bertha Coors Munroe Trust; the Louise Coors Porter Trust; the Joseph Coors Trust; the Janet H. Coors Irrevocable Trust FBO Frances M. Baker; the Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin; and the Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin.

        Each trust has three or more trustees. Under the trust agreement evidencing each of the trusts (other than the May Kistler Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Company Common Stock held by the trust will be voted or to dispose of any shares of Company Common Stock held by the trust. The affirmative vote of all of the trustees of the May Kistler Coors Trust is required to determine how shares of Company Common Stock held by the trust will be voted or to dispose of any shares of Company Common Stock held by the trust.

        William K. Coors, Jeffrey H. Coors, Peter H. Coors, Holland Coors, and Robert G. Windsor presently serve as trustees of the Adolph Coors Foundation.

        The following is a summary of the Stockholders Agreement and the Registration Rights Agreement.

Stockholders Agreement

        Board of Directors.    The Stockholders Agreement provides that the board of directors of the Company will consist of nine members, classified into three classes. Each of the three classes will consist initially of three directors, the initial terms of which will expire, respectively, at the first, second and third annual meetings of stockholders following the completion of the Merger.

        Immediately after the Effective Time, the board of directors will consist of Jeffrey H. Coors (Executive Chairman); Harold R. Logan, Jr. and John D. Beckett (who were previously GPIC directors); Stephen M. Humphrey, Kevin J. Conway, John R. Miller, Martin D. Walker, and G. Andrea Botta (who were previously Riverwood directors); and an additional designee to be selected by CDR Fund V.

        The stockholders party to the Stockholders Agreement have further expressed their intention that the board of directors of Graphic Packaging International, Inc., the principal operating entity of the Company, will have the same composition after the completion of the Merger as the Company's board of directors.

        Coors Family Representative.    Pursuant to the Stockholders Agreement, each Reporting Person has appointed Jeffrey H. Coors and, in case of his inability to act, William K. Coors, as such Reporting Person's attorney-in-fact, with full power of substitution (the "Coors Family Representative") to serve as the representative of such Reporting Person to perform all such Reporting Person's obligations under the Stockholders Agreement, including, but not limited to, Reporting Person's obligations with respect to the election of directors and a business combination involving the company. Each Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to such Reporting Person.

        Designation Rights.    The Stockholders Agreement provides that the Coors Family Representative, CDR Fund V, and Exor will have the right, subject to requirements related to stock ownership, to designate a person for nomination for election to the board of directors. Each such director will be designated to that class of directors whose initial term expires at the third annual meeting of stockholders following the completion of the Merger.

        The Coors Family Representative is entitled to designate one person for nomination for election to the board for so long as the Reporting Persons, in the aggregate, own at least 5% of the fully diluted shares of the Company's common stock. CDR Fund V will be entitled to designate one person for nomination for election to the board: (1) for so long as it owns at least 5% of the fully diluted shares of the Company Common Stock, or (2) for so long as it owns less than 5% of such shares but the Other Riverwood Stockholders, CDR Fund V, and Exor continue to own, in the aggregate, at least 30% of the fully diluted shares of the Company Common Stock. Exor will be entitled to designate one person for nomination for election to the board for so long as it owns at least 5% of the fully diluted shares of the Company Common Stock.

        Pursuant to the Stockholders Agreement, at each meeting of the stockholders of the Company at which directors of the Company are to be elected, the Company will recommend that the stockholders elect to the board of directors of the Company the designees of the individuals designated by the Coors Family Representative, CDR Fund V, and Exor. In addition, for so long as Stephen M. Humphrey serves as the Chief Executive Officer of the Company, the Stockholders Agreement provides that he will be nominated for election to the board at any meeting of the stockholders at which directors of his class are to be elected.

        Independent Directors.    The Stockholders Agreement further provides that each of the other directors, not designated in the manner described above, will be a Company independent director (as defined below) designated for nomination by the nominating and corporate governance committee of the board. In the event that the Coors Family Representative, CDR Fund V, or Exor loses the right to designate a person to the board, such designee will resign immediately upon receiving notice from the nominating and corporate governance committee that it has identified a replacement director, and will resign in any event no later than 120 days after the designating person or entity loses the right to designate such designee to the board. At such time as Mr. Humphrey is no longer the Chief Executive Officer of the Company, he will similarly resign upon receipt of notice from the nominating and corporate governance committee and, in any event, no later than 120 days after ceasing to serve as Chief Executive Officer.

        A "Company independent director" is a director who (1) is not an officer or employee of the Company or any of its affiliates; (2) is not an officer or employee of any stockholder party to the Stockholders Agreement or, if such stockholder is a trust, a direct or indirect beneficiary of such trust; and (3) meets the standards of independence under applicable law and the requirements applicable to companies listed on the New York Stock Exchange.

        Agreement to Vote for Directors and Against Certain Business Combinations; Vacancies.    Each party to the Stockholders Agreement agrees to vote all of the shares owned by such stockholder (i) in favor of Mr. Humphrey (for so long as he is the Chief Executive Officer of the Company) and each of the parties' designees to the board, and to take all other steps within such stockholder's power to ensure that the composition of the board is as contemplated by the Stockholders Agreement and (ii) against any merger, consolidation, or sale of substantially all the assets of the Company if such business combination has not been approved by at least a majority of the directors then in office.

        As long as the Coors Family Representative, CDR Fund V or Exor, as the case may be, has the right to designate a person for nomination for election to the board, at any time at which the seat occupied by such party's designee becomes vacant as a result of death, disability, retirement, resignation, removal, or otherwise, such party will be entitled to designate for appointment by the remaining directors an individual to fill such vacancy and to serve as a director. Riverwood and each of the stockholder parties to the Stockholders Agreement has agreed to take such actions as will result in the appointment to the board as soon as practicable of any individual so designated by the Coors Family Representative, CDR Fund V, or Exor.

        At any time at which a vacancy is created on the board as a result of the death, disability, retirement, resignation, removal, or otherwise of one of the independent directors before the expiration of his or her term as director, the nominating and corporate governance committee will notify the board of a replacement who is a Company independent director. Each of the Company and the stockholders party to the Stockholders Agreement have agreed to take such actions as will result in the appointment of such replacement to the board as soon as practicable.

        Each stockholder party to the Stockholders Agreement has agreed (i) not to vote, or give any proxy or consent, in favor of the removal as a director of the Company of any individual so designated by the Coors Family Representative, CDR Fund V, or Exor without the prior written consent of the other parties to the Stockholders Agreement, and (ii) not to give any proxy entitling the holder of such proxy to vote on, or give any proxy or consent with respect to, the election of directors unless the holder of such proxy shall have agreed to comply with such stockholder's obligations under the Stockholders Agreement.

        If in connection with the election of any designee of the Coors Family Representative, CDR Fund V, or Exor, any party to the Stockholders Agreement indicates that it will not, or fails or refuses to, vote as required by the Stockholders Agreement, or votes or gives any proxy or consent in contravention of the Stockholders Agreement, such party to the Stockholders Agreement is thereby deemed to constitute and appoint the party to the Stockholders Agreement whose interests are detrimentally affected by such failure or refusal, as such party's irrevocable proxy and attorney-in-fact to vote any and all of the shares held or controlled by such party in accordance with the Stockholders Agreement. This proxy will revoke any other proxy previously given by the defaulting party in contravention of the Stockholders Agreement.

        Actions of the Board; Affiliate Agreements.    The Stockholders Agreement provides that actions of the board will require the affirmative vote of at least a majority of the directors present in person or by telephone at a duly convened meeting at which a quorum is present, or the unanimous written consent of the board, except that a board decision regarding the merger, consolidation, or sale of substantially all the assets of the Company will require the affirmative vote of a majority of the directors then in office. In addition, a decision by the company to enter into, modify, or terminate any agreement with an affiliate of the Reporting Persons, the CDR Fund V, or Exor will require the affirmative vote of a majority of the directors not nominated by a stockholder which, directly or indirectly through an affiliate, has an interest in that agreement.

        Board Committees.    The Stockholders Agreement provides for the board to have an audit committee, a compensation and benefits committee and a nominating and corporate governance committee as follows:

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  The audit committee will have three members, consisting of one Company independent director and the directors designated by the Coors Family Representative and CDR Fund V, or such other members as the Coors Family Representative and CDR Fund V may mutually agree. The audit committee will have the authority, at its discretion, to invite the director designated by Exor to attend meetings of the audit committee as a non-voting observer.

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  The compensation and benefits committee will have three members, consisting of one Company independent director and the directors designated by the Coors Family Representative and CDR Fund V, or such other members as the Coors Family Representative and CDR Fund V may mutually agree. No employee of the company or its subsidiaries will serve on this committee. The director designated by Exor will have the right to attend meetings of the compensation and benefits committee as a non-voting observer.

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  The nominating and corporate governance committee will have five members, consisting of two Company independent directors and the directors designated by the Coors Family Representative, CDR Fund V, and Exor, or such other members as the Coors Family Representative, CDR Fund V, and Exor shall mutually agree. No employee of the company or its subsidiaries (other than Jeffrey H. Coors) will serve on this committee.

        Each of the Company and the stockholders party to the Stockholders Agreement have agreed to take all steps within their power to ensure that the composition of the board's committees are as provided in the Stockholders Agreement. The rights described above of each of the Coors Family Representative, CDR Fund V, and Exor to have its director designee sit as a member of board committees will cease at such time as, in the case of the Coors Family Representative, the Reporting Persons, and in the case of CDR Fund V and Exor, such stockholder holds less than 5% of the fully diluted shares of the Company Common Stock, except that CDR Fund V will continue to have such right so long as the stockholders of Riverwood immediately before the completion of the Merger own, in the aggregate, at least 30% of the fully diluted shares of the Company's common stock. The board will fill any committee seats that become vacant in the manner provided in the preceding sentence with Company independent directors. The board is prohibited from forming an executive committee.

        Observation and Information Rights; Directors Emeritus.    The Stockholders Agreement provides that The 1818 Fund II, L.P., a stockholder of Riverwood before the completion of the Merger, will have the right to designate Lawrence C. Tucker to attend meetings of the board of directors and to receive copies of all written materials provided to the board. This right will terminate at such time as The 1818 Fund II, L.P. transfers (other than to affiliated permitted transferees) 50% or more of the Company's common stock held by such entity at the completion of the Merger. Mr. Tucker will not have any right to vote on any matter presented to the board.

        Under the Stockholders Agreement, the Coors Family Representative will have the right to designate William K. Coors as an emeritus director of the Company, and CDR Fund V will have the right to designate B. Charles Ames as an emeritus director of the Company. In such capacities, Mr. William Coors and Mr. Ames will have the right to attend meetings of the board and to receive copies of all written materials provided to the board. Mr. William Coors' position as emeritus director will terminate at such time as the Reporting Persons, in the aggregate, hold less than 5% of the fully diluted shares of the Company Common Stock. Mr. Ames' position as emeritus director will terminate at such time as CDR Fund V holds less than 5% of the fully diluted shares of the Company Common Stock and the stockholders of Riverwood immediately before the completion of the Merger hold, in the aggregate, less than 30% of the fully diluted shares of the Company Common Stock. Mr. William Coors and Mr. Ames will not have any right to vote on any matter presented to the board.

        Mr. Tucker, Mr. William Coors, Mr. Ames and each of the recipients of information rights will be obliged to the maintain the confidentiality of information received in connection with the exercise of their respective rights. As Mr. Tucker, Mr. William Coors and Mr. Ames will not be serving as directors of the Company, they will not have director fiduciary duties to the Company or its stockholders.

        Transfer Restrictions.    The stockholders party to the Stockholders Agreement have agreed not to transfer any shares of the Company Common Stock during the restricted period (defined below), except for (1) transfers to certain affiliated permitted transferees that agree to be bound by the Stockholders Agreement, and (2) a sale to the public pursuant to an effective registration statement filed under the Securities Act. After the expiration of the restricted period, each such stockholder may also transfer Company Common Stock pursuant to Rule 144 or other applicable exemptions from registration, subject to any holdback obligations that such stockholder may have under the Amended and Restated Registration Rights Agreement, dated as of March 25, 2003, among Riverwood, the Reporting Persons, CDR Fund V, Exor, and the Other Riverwood Stockholders. The "restricted period" begins at the effective time of the Merger and continues until the earlier of (1) such time as 50% or more of the issued and outstanding shares of the Company Common Stock have been publicly distributed or sold (including shares issued upon the exercise of employee stock options), or are being actively tracked on a national securities exchange or interdealer quotation system, and (2) 18 months after the effective time of the Merger.

        The share certificates owned by each of the stockholder parties to the Stockholders Agreement will bear customary legends with respect to transfer restrictions.

        Fee Payable to Clayton Dubilier & Rice, Inc. ("CD&R").    On August 8, 2003, under the terms of the Stockholders Agreement, the Company paid a transaction fee of $10 million to CD&R as consideration for its assistance in connection with negotiation of all aspects of the transaction, including the contribution analysis, financial and business due diligence, structure of the proposed refinancing, and arranging for proposals by and handling negotiations with financing sources to provide funds for the refinancing.

        Termination.    The Stockholders Agreement will remain in effect until terminated by unanimous agreement of the Company and the stockholders party to the Stockholders Agreement or until such time as no more than one of the Reporting Persons; CDR Fund V; or CDR Fund V, Exor, the Other Riverwood Stockholders in the aggregate hold 5% or more of the outstanding common stock of the Company on a fully diluted basis. In addition, the Stockholders Agreement will terminate as to any stockholder party at such time as such stockholder no longer owns any shares of the Company Common Stock. The confidentiality provisions of the agreement will survive termination.

Registration Rights Agreement

        The Reporting Persons, Riverwood, CDR Fund V, Exor, and the Other Riverwood Stockholders entered into the Registration Rights Agreement, under which the parties agreed to amend and restate Riverwood's previous Registration and Participation Agreement, dated as of March 27, 1996. The Registration Rights Agreement became effective upon the completion of the Merger. The following is a summary of the Registration Rights Agreement.

        The Registration Rights Agreement provides that, after the expiration of 90 days from the effective time of the Merger, holders of 15% or more of the outstanding shares of the Company Common Stock may request that the Company effect the registration under the Securities Act all or part of such holder's registrable securities (as defined below). Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of registrable securities and, thereafter, to use its reasonable best efforts to effect the registration under the Securities Act of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. After the expiration of 180 days after the closing of an initial secondary offering, holders of 5% or more of the outstanding shares of the Company Common Stock may again request that the Company effect the registration under the Securities Act of all or part of such holder's registrable securities. In all cases, the Company's obligations to register the registrable securities are subject to the minimum and maximum offering size limitations set forth below.

        With respect to the first two requests to effect registration of registrable securities, the Company will not be required to effect such registration if such requests relate to less than 15% of the outstanding shares of Company Common Stock or, without the approval of the board of directors, more than 25% of the outstanding shares. Any request for registration of registrable securities after the first two requests will be subject to a minimum offering size of 5% of the outstanding shares of Company Common Stock.

        "Registrable securities" means:

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  all shares of Company Common Stock owned by the CDR Fund V, Exor, or the Other Riverwood Stockholders;

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  all shares of Company Common Stock issued to the Reporting Persons in connection with the Merger;

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  all securities that were registrable securities under the original registration rights agreement;

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  all shares of Company Common Stock issued after March 25, 2003 to members of management or directors of the Company for so long as any such shares constitute restricted securities; and

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  any securities issued or issuable with respect to any Company Common Stock referred to above as a result of a conversion, exchange, stock dividend or distribution, stock split or reverse stock split, combination, recapitalization, merger, consolidation, or other reorganization thereof.

        The Registration Rights Agreement provides that such securities cease to be "registrable securities" when:

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  a registration statement (other than a registration on Form S-4 or S-8 pursuant to which such securities were issued by the Company) with respect to the sale of such securities has become effective under the Securities Act and such securities have been disposed of in accordance with such registration statement;

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  such securities have been distributed to the public in reliance upon Rule 144 under the Securities Act;

  •
  such securities have been otherwise transferred in compliance with the Securities Act, new certificates for such securities not bearing a legend restricting further transfer have been delivered by the Company and subsequent disposition of such securities does not require registration or qualification of such securities under the Securities Act or any similar state law then in force; or

  •
  such securities have ceased to be outstanding.

        If a stockholder party to the Registration Rights Agreement requests registration of any of its shares, the Company is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 60 days after receipt of the request.

        The Company will pay all expenses in connection with the first four successfully effected registrations requested.

        The stockholders party to the Registration Rights Agreement have the right to request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. The Company will have the right to select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval by the holders of a majority of the shares to be included in the offering.

        The Registration Rights Agreement also provides that, with certain exceptions, the parties thereto will have certain incidental registration rights in the event that the Company at any time proposes to register any of its equity securities and the registration form to be used may be used for the registration of securities otherwise registrable under the Registration Rights Agreement.

        If the holders of a majority of the registrable securities for which registration is being requested determine that the number of securities to be sold in any offering should be limited due to market conditions or otherwise, or in the event that the number of shares of registrable securities for which registration is being requested exceeds the maximum number of shares permitted to be included in such registration, holders of registrable securities proposing to sell their securities in such registration shall share pro rata in the number of securities being offered and registered for their account, such sharing to be based on the number of registrable securities as to which registration was requested by such holders, except that securities being offered by the Company will have first priority in any such registration.

        In addition to the provisions set forth above, the Registration Rights Agreement contains other terms and conditions including those customary to agreements of this kind.

        The Registration Rights Agreement will terminate on the earliest of its termination by unanimous consent of the parties, the date on which no shares subject to the agreement are outstanding, or the dissolution, liquidation, or winding up of the Company.

Joint Filing Agreement

        In addition, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference herein, regarding the filing of this Schedule 13D and any amendments thereto.

        Except for the agreements described in the response to this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following Exhibits are incorporated herein:

99.1	Joint Filing Agreement, dated August 1, 2003.
99.2	Power of Attorney.
99.3
Agreement and Plan of Merger, dated as of March 25, 2003, among Riverwood Holding, Inc., Riverwood Acquisition Sub LLC and Graphic Packaging International Corporation (incorporated herein by reference to Exhibit 2.1 to Riverwood Holding, Inc.'s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of July 11, 2003, among Riverwood Holding, Inc., Riverwood Acquisition Sub LLC and Graphic Packaging International Corporation (incorporated herein by reference to Exhibit 2.2 to Riverwood Holding, Inc.'s Amendment No. 3 to the Registration Statement on Form S-4, Registration No. 333-104928, filed July 17, 2003).
99.4
Stockholders Agreement, dated as of March 25, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit 10.2 to Riverwood Holding, Inc.'s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003), as amended by Amendment No. 1 to Stockholders Agreement, dated as of April 29, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit 10.2 to Riverwood Holding, Inc.'s Amendment No. 1 to the Registration Statement on Form S-4, Registration No. 333-104928, filed June 13, 2003), as amended by Amendment No. 2 to Stockholders Agreement, dated as of June 12, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit 10.2 to Riverwood Holding, Inc.'s Amendment No. 1 to the Registration Statement on Form S-4, Registration No. 333-104928, filed June 13, 2003).
99.5
Amended and Restated Registration Rights Agreement, dated as of March 25, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., and the Other Riverwood Stockholders named therein (incorporated herein by reference to Exhibit 10.1 to Riverwood Holding, Inc.'s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2003 Date

/s/ JEFFREY H. COORS Signature

Jeffrey H. Coors, in his individual capacity and as Attorney-in-Fact Name/Title

Power of Attorney for Adolph Coors, Jr. Trust, Grover C. Coors Trust, Herman F. Coors Trust, May Kistler Coors Trust, Augusta Coors Collbran Trust, Bertha Coors Munroe Trust, Louise Coors Porter Trust, Joseph Coors Trust, Janet H. Coors Irrevocable Trust FBO Frances M. Baker, Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin, Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin, William K. Coors, John K. Coors, Joseph Coors, Jr., Peter H. Coors, Darden K. Coors, and Adolph Coors Foundation filed as Exhibit 99.1 to this filing.

QuickLinks

  Item 1. Security and Company.
  Item 2. Identify and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Company.
  Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company.
  Item 7. Material to be Filed as Exhibits.
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